UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement



16 December 2003
For Immediate Release

Trading update

Pearson remains on track to make earnings progress again this year. We expect our reported adjusted earnings per share to be within the range of current market expectations, as the effect of the weaker dollar and lower profits in our Professional division are partially offset by a lower tax rate. Though market conditions remain tough for corporate advertising and technology-related businesses, we continue to perform strongly in our markets and are benefiting from further efficiency gains.

With two important weeks of trading still to go - especially for Higher Education and Penguin - our expectations for 2003 are as follows:

Pearson Education Our School and Higher Education businesses will report good underlying progress on revenues and profits, but our Professional division will be significantly lower than last year and below current expectations due to the TSA contract.

School We continue to expect underlying revenues in our School division to be a little ahead of last year. Our basal publishing business has taken the leading share of new US state adoptions and is growing ahead of the industry. This strong competitive performance has offset weak trading conditions as state budget pressures continue to affect school funding, especially for discretionary purchases such as supplementary materials and curriculum software.

Higher Education Our Higher Education business is growing faster than the industry for the fifth consecutive year, helped once again by strong publishing, the integration of textbooks and technology, and custom publishing. We expect it to increase underlying revenues in the 5-7% range.

Professional Results from our Professional division will reflect the absence of the TSA contract and close-out costs associated with it. Excluding the TSA contract, revenues in our Government Solutions business will show good growth as we benefit from the major contracts with the US Departments of Health and of Justice which began this year.

New contract wins We are announcing today a series of long-term contract wins across our education businesses:

   - Our school testing business has won several multi-year state testing contracts in the second half worth more than $160 million. These contracts, which will be effective from 2005, take our total contract wins in educational testing this year to more than $300 million.


   - In Government Solutions, the US Department of Education has renewed and expanded our work on the Federal Student Aid programme, in a $160 million ten-year contract beginning in 2004.


   - In Professional Testing, we have won a nine-year contract to provide testing services to the US National Association of Securities Dealers. This follows our recent contract wins from the Graduate Management Admissions Council for its GMAT examination and the UK's Driving Standards Agency.


Financial Times Group We expect the FT Group to report profits slightly ahead of last year, benefiting from another strong year at IDC. Advertising revenues across our business newspapers continue to be erratic. At the Financial Times, advertising has continued to decline year-on-year, despite modest growth in September and good growth in the US. Certain advertising categories, including recruitment, corporate results and transactions, and online are showing signs of stabilisation. We expect the FT's total advertising revenues to be some 12% lower in the second half and approximately 15% lower for the full year (after an 18% decline in the first half). We have reduced the FT's cost base by approximately GBP15 million this year, around half of which has been reinvested in the newspaper. Since 2000, the FT has reduced costs by approximately GBP100 million.

Penguin We expect Penguin to increase underlying revenues by 1-2%. A strong frontlist performance, particularly in the US and Australia, has been partially offset by tough conditions for backlist sales. Penguin's cash performance will be affected by the concentration of its publishing schedule in the fourth quarter, pushing collections into next year, and by investment in new authors for 2004 and future years.

Cash The TSA continues to owe Pearson approximately $150 million relating to the contract we successfully completed last year. If we receive payment before the year end, we will deliver total free cash flow ahead of last year. We also expect the average working capital / sales ratio to be slightly lower than last year, excluding the TSA receivable.

Interest, exchange and tax rates Our interest charge for the second half of the year will be similar to the first half. As Pearson generates approximately 70% of revenues in the US, the weakening of the US dollar will affect our reported results. Our full-year exchange rate will be approximately GBP1: $1.63 (compared to GBP1:$1.51 in 2002), which reduces our reported adjusted earnings per share by approximately two pence. We expect our effective tax rate to be at the low end of our 33 - 35% guidance.

Outlook We are confident that we will make progress on earnings, cash and returns next year, even at current exchange rates. At this early stage, the outlook for our major businesses in 2004 is:

Pearson Education As a particularly slow adoption cycle combines with state budget pressures, we expect the US School publishing industry to decline in the mid-single digits ahead of a significant rebound from 2005 onwards. In 2004, as in 2003, we expect the US Higher Education industry to fall below its average growth rate of 5-7%, but we expect our Higher Education business to grow ahead of the market, somewhere in the 4-6% range. We expect sales and profits in Professional to be ahead of 2003, despite continued weakness in technology publishing and approximately GBP10 million of start-up costs relating to our new professional testing contracts.

FT Group Although the outlook for advertising remains uncertain, we expect a significant profit improvement as our business newspapers benefit from continuing cost reductions. We also expect further growth at IDC.

Penguin We expect Penguin to grow faster than the consumer publishing market, with another strong publishing schedule and the launch of several new imprints in the US.

Pearson will announce its preliminary results for the 12 months ending 31 December 2003 on 1 March 2004.

Ends

Note: All growth rates in this statement are stated on an underlying basis. Underlying growth excludes the impact of acquisitions, disposals and currency movements.

Further information:

Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

Conference call details

Pearson will be holding two conference calls today with Marjorie Scardino, Chief Executive, and Rona Fairhead, Chief Financial Officer, for analysts and investors.


Europe

This call will take place at 09.30 GMT. To dial in from the UK, the telephone number is 0800 626 606, passcode C490191. Participants from outside the UK should call +44 1296 480 100, passcode C490191. To register, please dial in five minutes before conference call starts.

US

This call will take place at 09.30 EST (14.30 GMT). To participate from the US, please call toll free +1 888 339 2688, passcode 21255680. Participants from outside the US should call +1 617 847 3007, passcode 21255680. To register, please dial in five minutes before conference call starts.

Both calls will be audiocast live on www.pearson.com. They will also be available on demand at www.pearson.com afterwards.


Forward-looking statements

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F for the period ended December 31, 2002. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 16 December 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary